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                                                                    EXHIBIT 16.2

                       [KPMG Peat Marwick LLP LETTERHEAD]



August 19, 1997

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Leading-Edge Earth Products, Inc. and, under the date of October 7, 1996, we reported on the financial statements of Leading-Edge Earth Products, Inc. as of and for the years ended April 30, 1996 and 1995. On June 16, 1997, we declined to stand for re-election. We have read Leading-Edge Earth Products, Inc.'s statements included under Item 4 of its Form 8-K/A dated August 18, 1997 and we agree with such statements, except that we are not in a position to agree or disagree with Leading-Edge Earth Products, Inc.'s statement that the change was approved at a meeting of the stockholders.

Very truly yours,


KPMG Peat Marwick LLP